Exhibit 5.1

November 20, 2012

NBT Bancorp Inc.

52 South Broad Street

Norwich, New York 13815

Re:      Securities Registered under Registration Statement on Form S-4

Ladies and Gentlemen:

This opinion letter is furnished to you in connection with your filing of a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration of the offering by NBT Bancorp Inc., a Delaware corporation (the “Company”), of up to 10,328,673 shares (the “Shares”) of the Company’s Common Stock, $0.01 par value per share (“Common Stock”), which may be issued to the shareholders of Alliance Financial Corporation, a New York corporation (“Alliance”), in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of October 7, 2012, by and between the Company and Alliance (the “Merger Agreement”) and the associated rights to purchase shares of preferred stock (the “Rights”) of the Company pursuant to the terms of the Rights Agreement, dated as of November 15, 2004, by and between the Company and Registrar and Transfer Company, as Rights Agent (the “Rights Agreement”). Each Share has an attached Right to purchase one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share, which Rights are not currently exercisable, on the terms set forth in the Rights Agreement.

We have reviewed such documents and made such examination of law as we have deemed appropriate to give the opinions set forth below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinions set forth below, on certificates of officers of the Company.

The opinions set forth below are limited to the Delaware General Corporation Law (which includes reported judicial decisions interpreting the Delaware General Corporation Law).

With respect to the opinion set forth below regarding the nature of the Rights as binding obligations of the Company, we (i) express no opinion as to the determination that a court of competent jurisdiction may make regarding whether the Company’s Board of Directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time; (ii) have assumed that the members of the Company’s Board of Directors have acted in a manner consistent with their fiduciary duties as required under applicable law in adopting the Rights Agreement; and (iii) have addressed the Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of the Rights Agreement or the Rights issued thereunder would result in invalidating the Rights in their entirety.

Based on the foregoing, we are of the opinion that (i) the Shares have been duly authorized and, upon issuance and delivery in exchange for the outstanding shares of capital stock of Alliance in accordance with the terms of the Merger Agreement, will be validly issued, fully paid and non-assessable and (ii) the Rights attached to the Shares, upon issuance and delivery of the Shares in exchange for the outstanding shares of capital stock of Alliance in accordance with the terms of the Merger Agreement, will be valid and binding obligations of the Company.

NBT Bancorp Inc.

November 20, 2012

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption “Legal Matters” in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Very truly yours,

/s/ Goodwin Procter LLP

Goodwin Procter LLP